Exhibit 99.1

Amaya Special Committee Appoints Financial Advisor

MONTREAL, Canada – February 8, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) announced today that the special committee of the board of directors of Amaya has appointed Barclays Capital Canada Inc. to act as its exclusive financial advisor in connection with the previously announced notice that Amaya has received from its Chairman and Chief Executive Officer, David Baazov, that he intends to make an all-cash proposal to acquire Amaya at a price estimated by Mr. Baazov to be C$21.00 per common share. The special committee has also engaged Blake, Cassels & Graydon LLP as its legal advisor in connection with the notice received from Mr. Baazov.

Mr. Baazov has indicated in a regulatory filing that he had recently begun preliminary discussions with a small number of potential investors and it was his intention, subject to certain contingencies, to submit a formal proposal at or about the end of February. Amaya has been notified that Amaya’s Executive Vice President, Corporate Development & General Counsel, along with three other employees, may be participating in Mr. Baazov’s potential transaction proposal.

The special committee has neither received nor solicited a formal bid or offer related to a potential transaction and there can be no assurance that Mr. Baazov’s notice will result in a formal bid or offer or that any such bid or offer will ultimately result in a completed transaction. Shareholders of Amaya do not need to take any action with respect to any potential proposal at this time. Amaya intends to provide updates if and when necessary in accordance with applicable securities laws.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 97 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Province of Quebec in Canada, and the State of New Jersey in the United States.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, the intentions of Amaya’s Chief Executive Officer and certain potential future transactions. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “propose”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com